UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	PennantPark Private Income Fund

Address of Principal Office:	1691 Michigan Avenue Miami Beach, Florida 33139

Telephone Number:	(212) 905-1000

Name and address for agent for service of process:	Adam Katz 1691 Michigan Avenue Miami Beach, Florida 33139

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Miami Beach and the State of Florida on the 10th day of October, 2025.

PENNANTPARK PRIVATE INCOME FUND

By:	/s/ Arthur H. Penn
Name: Arthur H. Penn
Title: Chief Executive Officer

Attest:	/s/ Jeffrey S. Sion
Name: Jeffrey S. Sion
Title Authorized Signatory